1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

ALLISON FUMAI allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

May 7, 2021

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:                 Valerie Lithotomos, Division of Investment Management

Re:                             Morgan Stanley Institutional Fund, Inc. (the “Company”)
(File Nos. 033-23166; 811-05624)

Dear Ms. Lithotomos:

Thank you for your telephonic comments regarding the Company’s preliminary proxy statement on Schedule 14A relating to the Frontier Markets Portfolio (the “Portfolio”) filed with the Securities and Exchange Commission (the “Commission”) on April 23, 2021.  The Company has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Company’s preliminary proxy statement on its behalf.  Below, we describe the changes made to the proxy statement in response to the Commission staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes are expected to be reflected in the definitive proxy statement on Schedule 14A, which will be filed via EDGAR on or about May 7, 2021.

Comment 1.                            Please disclose that a majority of the Directors who are not “interested persons” of the Company, as defined in the 1940 Act, approved the Proposal.

Response 1.                               The disclosure has been revised accordingly.

Comment 2.                            Please disclose the impact the Proposal would have on the Portfolio’s fees, if any, potential conflicts of interest, if any, and the material factors and the conclusions that with respect to the Adviser’s recommendation regarding the Proposal formed the basis for the recommendation of the Board with respect to the Proposal.

Response 2.                               The disclosure has been revised as applicable.

Comment 3.                            Please revise the disclosure to describe the broader repositioning of the Portfolio.

Response 3.                               The disclosure has been revised accordingly.

Comment 4.                            Please revise the disclosure to clarify the statement that “There can be no assurance as to any particular benefit that might result from the implementation of the New Policy” given the disclosure that the Adviser believes the Proposal is in the best interests of the Portfolio.

Response 4.                               The disclosure has been revised accordingly.

Comment 5.                            Please provide information for all instances that are currently blank or bracketed.

Response 5.                               The disclosure has been revised accordingly.

Comment 6.                            Please confirm how the Company will treat broker non-votes for quorum purposes.

Response 6.                               The Company does not expect to receive broker non-votes and has removed the corresponding disclosure.

Comment 7.                            Please include a separate proposal in the proxy statement to adjourn the Meeting if a quorum is present but sufficient votes to approve the Proposal are not received.

Response 7.                               We respectfully acknowledge the comment; however, we believe the current disclosure is appropriate and aligns with Article II, Section 6 of the Company’s By-Laws, which provides that “The chairman of the meeting, an officer of the Corporation or the Stockholders present in person or represented by proxy at any meeting and entitled to vote thereat also shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, if the vote required to approve or reject any proposal described in the original notice of such meeting is not obtained (with proxies being voted for or against adjournment consistent with the votes for and against the proposal for which the required vote has not been obtained).” Accordingly, we have determined not to add a proposal in the proxy statement to adjourn the Meeting if a quorum is present but sufficient votes to approve the Proposal are not received. The corresponding disclosure has been further clarified.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel).  Thank you.

Best regards,

/s/ Allison Fumai
Allison Fumai